SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-12053

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southwest Georgia Financial Corporation

201 First Street, S.E.

Moultrie, Georgia 31768

SOUTHWEST GEORGIA FINANCIAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2013 and 2012

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets (Deficit) Available for Benefits	2

Statement of Changes in Net Assets (Deficit) Available for Benefits	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULES

Schedule I: Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

Schedule II: Schedule H, Line 4j – Schedule of Reportable Transactions	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee

Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust

We have audited the statements of net assets (deficit) available for benefits of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets (deficit) available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets (deficit) available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets (deficit) available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules i) Schedule H – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 and ii) Schedule H – Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duluth, Georgia

June 18, 2014

SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENTS OF NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS
December 31, 2013 and 2012

		2013
	Allocated	Unallocated	Total
ASSETS

Investments, at fair value (Note 3)
Money market fund	$9,690	$—	$9,690
Pooled separate accounts	1,110,736	—	1,110,736
Contract with insurance company	512,783	—	512,783
Southwest Georgia Financial Corporation
common stock	3,673,776	26,838	3,700,614
Total investments	5,306,985	26,838	5,333,823

Accrued interest receivable	15	—	15

TOTAL ASSETS	5,307,000	26,838	5,333,838

LIABILITIES
Loan payable (Note 6)	—	20,000	20,000

NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS,
AT FAIR VALUE	5,307,000	6,838	5,313,838

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	(19,555)	—	(19,555)

NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS	$5,287,445	$6,838	$5,294,283

2012
Allocated	Unallocated	Total

$32,705	$—	$32,705
930,928	—	930,928
749,647	—	749,647

2,824,742	56,520	2,881,262
4,538,022	56,520	4,594,542

1	—	1

4,538,023	56,520	4,594,543

—	59,796	59,796

4,538,023	(3,276)	4,534,747

(69,103)	—	(69,103)

$4,468,920	$(3,276)	$4,465,644

SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS
Year Ended December 31, 2013

	Allocated	Unallocated	Total
ADDITIONS
Investment income:
Net appreciation in fair value of investment	$680,872	$27,082	$707,954
Dividend income	57,940	1,427	59,367
Employer contributions	—	275,000	275,000
Allocation of 27,137 shares of common stock of
Southwest Georgia Financial Corporation, at fair value	291,020	—	291,020
Total additions	1,029,832	303,509	1,333,341

DEDUCTIONS
Benefits paid to participants	211,307	—	211,307
Interest Expense	—	2,375	2,375
Allocation of 27,137 shares of common stock of
Southwest Georgia Financial Corporation, at fair value	—	291,020	291,020
Total deductions	211,307	293,395	504,702

NET INCREASE	818,525	10,114	828,639

NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS
Beginning of year	4,468,920	(3,276)	4,465,644

End of year	$5,287,445	$6,838	$5,294,283

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Southwest Georgia Financial Corporation Employee Stock Ownership Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a stock bonus plan covering substantially all employees of Southwest Georgia Financial Corporation, Southwest Georgia Bank and Empire Financial Services, Inc. collectively (“the Company” or “SGB”) who work at least 1,000 hours per plan year, are employed on December 31 or were terminated due to disability or retirement during the year. The plan was established with an effective date of July 8, 1981 and was last restated January 1, 2009.

The Plan operates as a leveraged employee stock ownership plan ("ESOP"), and is designed to comply with Section 4975(e)(7) and the regulations hereunder of the Internal Revenue Code of 1986, as amended ("Code") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan purchased Company common shares using the proceeds of the loan from the Company (Note 6), and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of fifteen years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2013 and 2012 and for the year ended December 31, 2013, present separately the assets and liabilities and changes therein pertaining to: a) the accounts of employees with vested rights in allocated stock ("Allocated"), and b) stock not yet allocated to employees ("Unallocated").

Eligibility

Employees are eligible to become participants in the Plan after completing 2 years of service.

Vesting

A participant is always 100% vested in contributions made on their behalf. Each fully vested participant has a nonforfeitable right to any stock, including fractional shares, allocated to their account.

Contributions

The Company may make discretionary contributions to the Plan in amounts determined by the Company’s Board. Contributions are paid to the Plan in cash and are used to purchase SGB common stock. The Company is obligated to make contributions in cash to the Plan, which when aggregated with the Plan’s dividends and interest earnings, if applicable, enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan.

These amounts paid to the Plan by the Company are utilized as a federal income tax deduction in the Company’s federal income tax return. Participants are not permitted to make contributions to the Plan.

Administration of Plan Assets

The Plan's assets are held by the Trustee of the Plan. If Company contributions are made, they are held and managed by the Trustee, who also makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan may be paid directly by the Company or may be paid directly from Plan assets.

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Individual accounts are maintained for each participant of the Plan and are adjusted annually for any allocations of stock purchased with company contributions and investment income. If the Company makes contributions, they are allocated to each participant’s account based upon the relation of the participant’s compensation to total eligible compensation for the Plan year. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s beginning of the year account balance to all participants’ beginning of the year account balances.

Payment of Benefits

Upon termination of service, a participant is eligible to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefits may be paid no later than one year after the close of the Plan year in which the termination occurred. Benefits may be paid in a single lump sum payment. Benefit amounts under $5,000 but greater than $1,000, are automatically rolled over into an individual retirement account unless the participant elects to receive the distribution directly or directs distribution into an eligible retirement plan. Benefit amounts under $1,000 are automatically distributed in a single lump sum.

Voting Rights

Each participant has a right to direct the trustee to exercise voting rights attributable to the shares allocated to his or her account with respect to all corporate matters requiring a vote of stockholders. The Trustee shall vote the shares of Company stock which are not allocated to any participant's Company stock account and the shares of allocated Company stock with respect to which no directions are received from the participants to whose accounts the shares are allocated, as directed by the ESOP Committee of the Board of Directors of the Company.

Diversification

Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period, subject to certain percentage limitations.

Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it may do so at any time provided, however, that no such action shall result in the transfer of assets of the Plan for purposes other than the exclusive benefit of participants or their beneficiaries. Also, no such action shall be taken to cause or permit any assets of the Plan to revert to or become the property of the Company prior to the satisfaction of all liabilities of the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value in accordance with authoritative guidance. See Note 5 for discussion of fair value measurements.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses such as interest on the loan payable are paid by the Plan and reduce net assets available for benefits; other administrative expenses are paid by the Company.

Put Options

If the Company stock ceases to be readily tradable on an established market, then the Company shall provide put options to the participants. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is equal to the fair market value of the stock as of the most recent valuation date. The Company may pay for the purchase with interest over a period of five years.

Benefit Responsive Investment Contracts

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962-325, Defined Contribution Pension Plans – Investments (“FASB ASC 962-325”) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FASB ASC 962-325, the statement of net assets (deficit) available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets (deficit) available for benefits is prepared on a contract value basis.

Subsequent Events

Subsequent events have been evaluated for potential recognition and/or disclosure through June 18, 2014. This represents the date the financial statements were available to be issued.

NOTE 3. INVESTMENTS

Investment information as of December 31, 2013 and 2012 is as follows:

SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

INVESTMENTS
Investment information as of December 31, 2013 and 2012 is as follows:

	2013	2012

Money market fund	$9,690	$32,705
Pooled separate accounts:
ING TRowePrice Grwth Eqty Port I-III	3,897	2,808
Amer Cent Equity Income Fund R-326	7,530	6,324
Amer Cent Large Company
Value fd R-329	6,584	5,035
American Funds Am Balanced R3-341	5,434	4,478
Mutual Globe Discovery Fund R-356	5,364	4,293
American Funds Income Fnd R3-484	4,702	3,993
American Funds Growth Fnd R3-487	10,978	8,228
ING Solution 2015 Portfolio Adv-745*	392,390	360,237
ING Solution 2025 Portfolio Adv-749*	434,810	325,905
ING Solution 2035 Portfolio Adv-760	120,876	100,719
ING Solution 2045 Portfolio Adv-763	20,769	16,872
ING Solution Income Portfolio Adv-766	93,029	87,202
PIMCO VIT Real Return Portfolio
Adm-833	4,373	4,834
Insurance Contract:
Contract with insurance company*	512,783	749,647
Common Stock:
Southwest Georgia Financial
Corporation common stock*	3,700,614	2,881,262
Total investment at fair value	5,333,823	4,594,542
Adjustment for fully benefit-responsive
investment contracts	(19,555)	(69,103)
Investments	$5,314,268	$4,525,439

*-Investment exceeds five percent of the net assets available for benefits at December 31, 2013 and 2012, respectively.

During the year ended December 31, 2013, the Plan’s investments in participant-directed funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $707,954.

NOTE 4. CONTRACT WITH INSURANCE COMPANY

The Plan entered into a benefit-responsive investment contract with ING. ING maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

NOTE 4. CONTRACT WITH INSURANCE COMPANY (continued)

As described in Note 2, because the contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by ING represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2013 and 2012 was $512,783 and $749,647, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3% before fees and administrative expenses. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; or, (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	2013	2012

Based on actual earnings	2.72%	2.39%
Based on interest credited to participants	2.72%	2.39%

NOTE 5. FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (“FASB”) established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•         Quoted prices for similar assets or liabilities in active markets;

•         Quoted prices for identical or similar assets or liabilities in inactive markets;

•         Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

 NOTE 5. FAIR VALUE MEASUREMENTS (continued)

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Money market fund: Valued at the net asset value of shares held by the Plan at year end.

Pooled separate accounts: Valued at the net asset value of shares held by the Plan at year end.…

Contract with insurance company: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 4).

Southwest Georgia Financial Corporation common stock: Valued at the quoted market price from an active market.…

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of:

 NOTE 5. FAIR VALUE MEASUREMENTS (continued)

SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

	Fair Value Measurements as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market fund	$9,690	$—	$—	$9,690

Pooled separate accounts
Bond funds		4,373		4,373
Asset allocation	—	1,061,874	—	1,061,874
Balanced funds	—	10,136	—	10,136
Large cap value funds	—	14,114	—	14,114
Large cap growth funds	—	14,875	—	14,875
World stock	—	5,364	—	5,364

Total pooled separate accounts	—	1,110,736	—	1,110,736

Contract with
Insurance company	—	—	512,783	512,783

Southwest Georgia Financial
Corporation common stock	3,700,614	—	—	3,700,614
Total investments at fair value	$3,710,304	$1,110,736	$512,783	$5,333,823

	Fair Value Measurements as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Money market fund	$32,705	$—	$—	$32,705

Pooled separate accounts
Bond funds	—	4,834	—	4,834
Asset allocation	—	890,935	—	890,935
Balanced funds	—	8,471	—	8,471
Large cap value funds	—	11,359	—	11,359
Large cap growth funds	—	11,036	—	11,036
World stock	—	4,293	—	4,293
Total pooled separate accounts	—	930,928	—	930,928

Contract with
insurance company	—	—	749,647	749,647

Southwest Georgia Financial
Corporation common stock	2,881,262	—	—	2,881,262

Total investments at fair value	$2,913,967	$930,928	$749,647	$4,594,542

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2013:

NOTE 5. FAIR VALUE MEASUREMENTS (continued)
Contract with
Insurance Company

Balance, beginning of year	$749,647
Unrealized gain relating to instruments still
held at the reporting date	15,938
Purchases, sales, issuances, and settlements (net)	(252,802)

Balance, end of year	$512,783

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the statement of changes in net assets (deficit) available for benefits.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2013, there were no transfers in or out of levels 1, 2, or 3.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value (“NAV”) per share (or its equivalent) as of:

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts:
Bond funds (a)	$4,373	—	Daily	None
Asset allocation funds (b)	1,061,874	—	Daily	None
Balanced fund (c)	10,136	—	Daily	None
Large cap funds (d)	14,114	—	Daily	None
Large cap growth funds (e)	14,875	—	Daily	None
World stock (f)	5,364	—	Daily	None

Total	$1,110,736	—

 NOTE 5. FAIR VALUE MEASUREMENTS (continued)

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2012
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts:
Bond funds (a)	$4,834	$—	Daily	None
Asset allocation funds (b)	890,935	—	Daily	None
Balanced funds (c)	8,471	—	Daily	None
Large cap funds (d)	11,359	—	Daily	None
Large cap growth funds (e)	11,036	—	Daily	None
World stock (f)	4,293	—
Total	$930,928	$—

(a)	This category invests primarily in bonds and other debt instruments. The exact type of debt the fund invests in will depend on its focus, but investments may include government, corporate, municipal and securitized bonds, along with other debt securities like mortgage-backed securities.
(b)	A portfolio allocation and management method aimed at balancing risk and return. Such portfolios are generally divided equally between equities and fixed-income securities.
(c)	These funds use a balanced approach to invest in a broad range of securities, including common stock and investment grade bonds. It also invests in securities issues and guaranteed by the US government, and securities of issuers domiciled outside the U.S.
(d)	This category typically includes companies with market capitalization of $8 billion or more and often imitates a larger index. Large cap funds can be great for investors who have longer-term investment timelines and many large cap income funds that are great income vehicles that contain less risk.

(e)	This category typically seeks growth of capital, and secondarily, increasing dividend income. Primarily invests in common stocks concentrating its investments in growth companies. To a limited extent, may also invest in foreign stock, hybrid securities, futures, and forward foreign currency exchange contracts.
(f)	This category invests in companies approximately equally in U.S. Stocks and Non-US Stocks that have the potential for growth.

NOTE 6. LOAN PAYABLE

In 2011, the plan entered into a $65,000 term loan agreement with the Company. The proceeds of the loan were used to purchase the Company's common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 15 years. The loan bears interest at the prime rate as determined monthly. The Plan made an additional principal payment in 2013. The remaining scheduled principal payments of the loan as of December 31, 2013 are as follows:

NOTE 6. LOAN PAYABLE (continued)

Year
2014	$4,333
2015	4,333
2016	4,333
2017	4,333
2018	2,668
$20,000

For 2013, the loan interest rate was 3.25%.

NOTE 7. RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan invests in shares of company stock and, therefore, these investments qualify as party-in-interest investments. Total dividends received for 2013 from the Southwest Georgia Financial Corporation common stock were $59,367. The Company is the lender for the loan; therefore, the loan is a party-in-interest transaction. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company.

NOTE 8. TAX STATUS

The Plan received its latest determination letter from the IRS on September 13, 2013, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has not been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Authoritative guidance requires the Plan Administrator to annually evaluate the Plan’s tax positions, including accounting and measurement of uncertain tax positions.  For the years ending December 31, 2013 and 2012, the Plan Administrator concluded that no uncertain tax positions had been taken that would require adjustment to or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by federal, state, or local tax authorities for years before 2010.

NOTE 9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets (deficit) available for benefits.

SUPPLEMENTAL SCHEDULES

SCHEDULE I
SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current value
	Money Market Fund
*	Southwest Georgia Bank Trust	Money Market Fund	$9,690	$9,690

	Common Stock Fund
*	Southwest Georgia Financial
	Corporation	Common Stock; 319,567 shares	$5,067,248	$3,700,614

	Pooled Separate Accounts
*	ING	ING TRowePrice Grwth Eqty Port I-III	N/A	$3,897
	ING	Amer Cent Equity Income Fund R-326	N/A	7,530
	ING	Amer Cent Large Company
		Value Fd R-329	N/A	6,584
	ING	American Funds Am Balanced R3-341	N/A	5,434
	ING	Mutual Global Discovery Fund R-356	N/A	5,364
	ING	American Funds Income Fnd R3-484	N/A	4,702
	ING	American Funds Growth Fnd R3-487	N/A	10,978
*	ING	ING Solution 2015 Portfolio Adv-745	N/A	392,390
*	ING	ING Solution 2025 Portfolio Adv-749	N/A	434,810
*	ING	ING Solution 2035 Portfolio Adv-760	N/A	120,876
*	ING	ING Solution 2045 Portfolio Adv-763	N/A	20,769
*	ING	ING Solution Income Portfolio Adv-766	N/A	93,029
	ING	PIMCO VIT Real Return Portfolio
		Adm-833	N/A	4,373
		Total pooled separation accounts		$1,110,736

	Contract with Insurance Company

*	ING	Contract with insurance company,
		at fair value	N/A	$512,783
		Adjustment from fair value to contract
		value for fully benefit-responsive
		investment contracts	N/A	(19,555)
*	ING	Contract with insurance company,
		at contract value	N/A	$493,228

* Represents a party-in-interest

Schedule II
SOUTHWEST GEORGIA FINANCIAL CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 2013

		Series of transactions of same issue exceeding 5% of net assets

(a) Identity of party involved	(b) Description of assets (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Southwest Georgia Financial Corporation	Common Stock Fund	$251,224	$—	$—	$—	$—	$251,224	$—